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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934


                              EQUITRAC CORPORATION

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                   294599 105

                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).














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                              CUSIP No. 294599 105

(1)      Names of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons

         George P. Wilson
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(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)    (b)

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(3)      SEC Use Only

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(4)      Citizenship or Place of Organization
                                                     U.S.A.
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         Number of Shares        (5)    Sole Voting Power           498,000(1)
         Beneficially Owned
         by Each Reporting       -----------------------------------------------
         Person With             (6)    Shared Voting Power         141,414(2)

                                 -----------------------------------------------
                                 (7)    Sole Dispositive Power      498,000(1)

                                 -----------------------------------------------
                                 (8)    Shared Dispositive Power    141,414(2)

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(9)      Aggregate Amount Beneficially Owned by Each
         Reporting Person
                                            639,414(1)(2)
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(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)  [ ]

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(11)     Percent of Class Represented by Amount in Row (9)
                                                         16.7%(3)
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(12)     Type of Reporting Person (See Instructions)
                                                                 IN
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Item 1(a).     Name of Issuer:
               EQUITRAC CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               836 Ponce de Leon Boulevard
               Coral Gables, Florida 33134

Item 2(a).     Name of Person Filing:

               George P. Wilson

Item 2(b).     Address of Principal Business Office or, if none, residence:

               836 Ponce de Leon Boulevard
               Coral Gables, Florida 33134

Item 2(c).     Citizenship:

               U.S.A.




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Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 Par Value

Item 2(e).     CUSIP Number:

               294599 105

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), identify the status of the person filing.

               Bank as defined in Section 3(a)(6) of the Act.

Item 4.        Ownership.

         (a)      Amount Beneficially Owned: 639,414(1)(2)

         (b)      Percent of Class: 16.7% (3)

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct
                           the vote                                   498,000(1)

                  (ii)     sole power to dispose or to
                           direct the vote                            141,414(2)

                  (iii)    sole power to dispose or to
                           direct the disposition of                  498,000(1)

                  (iv)     shared power to dispose or
                           to direct the disposition of               141,414(2)

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

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Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification

               Not applicable

(1)  Includes 50,000 shares subject to exercisable stock options.

(2)  Includes 141,414 shares held by the Wilson Family Partnership.

(3) Calculated on the basis of 3,829,300 shares of Common Stock outstanding on May 1, 1997.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 1997                                 /s/ George P. Wilson
                                             --------------------
                                                 George P. Wilson